

February 23, 2021

Robert M. McNutt
Chief Financial Officer
Lamb Weston Holdings, Inc.
599 S. Rivershore Lane
Eagle, Idaho 83616

> **Re: Lamb Weston Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2020**
> **Form 10-Q for the Fiscal Quarter Ended November 29, 2020**
> **Form 8-K furnished January 7, 2021**
> **File No. 001-37830**

Dear Mr. McNutt:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Fiscal Year Ended Mary 31, 2020 Compared to Fiscal Year ended May 26, 2019
Product Contribution Margin, page 30

1. We refer to your presentation of Product Contribution Margin. Product Contribution Margin by segment representing measures reported to the CODM for segment reporting purposes is permissible under ASC 280, however, disclosure of the measure on a consolidated basis outside of the ASC 280 footnote to the consolidated financial statements represents a non-GAAP financial measure for which you are required to comply with the disclosure requirements outlined in Item 10(e) of Regulation S-K. Please revise to include all relevant disclosures required by Item 10(e)(i)(C)-(D) of Regulation S-K. Refer to Question 104.04 of the SEC's Division of Corporation Finance C&DI's on

Non-GAAP Financial Measures for further guidance.

Form 10-Q for the Fiscal Quarter Ended November 29, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Reconciliations of Non-GAAP Financial Measures to Reported Amounts, page 28

2.   We note your presentation of the non-GAAP measures "EBITDA" which adjusts
for equity method investment earnings and "EBITDA from unconsolidated joint
ventures." Please note that EBITDA, by definition, should only reflect adjustments for
interest, taxes, depreciation and amortization. In this regard, please revise to remove other
adjustments from your calculation of EBITDA or alternatively, you may revise the title
your non-GAAP measure to distinguish it from EBITDA. Please refer to Question 103.01
of the SEC's Division of Corporation Finance C&DI's on Non-GAAP Financial Measures
for further guidance. Your 8-K earnings releases should be similarly revised.

Form 8-K furnished January 7, 2021

Exhibit 99.1, page 1

3.   Please revise your bullet points regarding your second quarter 2021 highlights to also
present the most directly comparable GAAP measure to EBITDA with equal or greater
prominence. Please refer to Question 102.10 of the SEC's Division of Corporation
Finance C&DI's on Non-GAAP Financial Measures for further guidance.

In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any
questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing